UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                      HATTERAS MULTI-STRATEGY FUND I, L.P.
                       (Name of Subject Company (Issuer))

                      HATTERAS MULTI-STRATEGY FUND I, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                               8816 Six Forks Road
                                    Suite 107
                          Raleigh, North Carolina 27615
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                 March 24, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   --------------------------------------------------------------------------
   Transaction Valuation: $1,563,000 (a)    Amount of Filing Fee: $167.24 (b)
   --------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $167.24
                                  ----------------------------
         Form or Registration No.:  SC TO-I
                                    --------------------------
         Filing Party:  Hatteras Multi-Strategy Fund I, L.P.
                        --------------------------------------
         Date Filed:  March 24, 2006
                      ----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 24, 2006 by Hatteras Multi-Strategy Fund I, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $1,563,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 24, 2006.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on April 21, 2006.

2. As of April 21, 2006, 2 Partners validly tendered an Interest and did not withdraw such tender prior to the expiration of the Offer. This validly tendered Interest was accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests tendered pursuant to the Offer was calculated as of June 30, 2006 in the amount of $371,306.83.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of a promissory note issued on May 19, 2006 to each Investor whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes are held by PFPC Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. One Partner, whose tender was accepted for purchase by the Fund, tendered their entire Interest in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partner 95% of the Partner's unaudited net asset value of the Interest tendered (the "Initial Payment"). The Fund will pay the Partner a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of June 30, 2006 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2007. An Initial Payment in the amount of 95% of the Partner's unaudited net asset value of the Interest tendered was wired to the account designated by such Partner in its Letter of Transmittal on July 28, 2006. The Partner whose tender was accepted for purchase by the Fund and did not tender their entire Interest in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to this Partner 100% of the Partner's unaudited net asset value of the Interest tendered. A cash payment in the amount of the unaudited net asset value of the Interest tendered was wired to the account designated by such Partner in its Letter of Transmittal on July 28, 2006.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                HATTERAS MULTI-STRATEGY FUND I, L.P.

                By:      /s/  David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: President and Chairman of the Board of Directors


                HATTERAS INVESTMENT MANAGEMENT LLC,
                         as General Partner

                By:      /s/  David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: Managing Member


August 18, 2006

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